May 27, 2011

Ms. Lauren Nguyen

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Lockheed Martin Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 28, 2011 File No. 333-172431 Form 10-K for Fiscal Year Ended December 31, 2010 File No. 001-11437

Dear Ms. Nguyen:

This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Lockheed Martin Corporation’s (herein referred to as “we” or the “Company”) Registration Statement on Form S-4, as amended, and Form 10-K for the fiscal year ended December 31, 2010, communicated in your letter dated May 19, 2011. For convenience of reference, we have repeated your comments followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis, page 23

Results of operations, page 27

1.

We note your responses to our prior comments two and three and your revised disclosure of cost of product sales and cost of services sales on page 24 of your Form 10-Q for the quarter ended March 27, 2011. Your revised disclosure explaining the change in cost of sales is limited to a single, brief paragraph at the consolidated level (with no direct disclosure provided at the segment level). For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. Therefore, please revise to expand and enhance your direct discussion of cost of product and services sales. Please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard, we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of profit. Please provide us with a copy of your intended revised disclosure.

Summary

A principle objective of MD&A is to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management. We have designed our discussion of operating results to meet this objective, as articulated in FR-72. That guidance specifically recognizes that management has a unique perspective on its business that only they can present. Specifically, we manage our business by evaluating the sales and operating profit contribution provided by each of our thousands of contracts. While we recognize that other companies may be managed differently, and consequently the cost component detail you requested above may be required for other registrants, we do not manage our business in this manner and therefore respectfully submit that the disclosures requested are not required or necessary to understand our business. We have, however, provided other disclosures that meet the requirements of MD&A as discussed below. Please also note that the analysts who follow us have never expressed interest in understanding how much the components of our cost of product sales and cost of services sales have varied from period to period.

MD&A Requirements

We provide a discussion of our consolidated results of operations which correlates to the line items presented on the face of our consolidated statements of earnings as required by Section 5.03(b)2 of Regulation S-X, including cost of product sales and cost of services sales, as well as unallocated corporate costs. We believe that this discussion meets the requirements of
Regulation S-K, specifically the guidance in Instruction 4 to Section 303(a) of Regulation S-K which states “Where the consolidated financial statements reveal material changes from year to year in one or more items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole.”

Section 303(a)(3) of Regulation S-K also requires registrants to discuss “any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations (emphasis added).” The SEC’s Division of Corporation Finance Financial Reporting Manual (“Reporting Manual”) notes in section 9220.3 that in order to comply with this requirement “registrants will often provide a discussion along segmental lines.” In order to meet this requirement, we have prepared our discussion of segment operating results following the guidance in
FR-54. That guidance states “a multi-segment registrant preparing full fiscal year MD&A should analyze revenues, profitability and the cash needs of its significant segments.” Our segment presentation is consistent with the illustrations in FR-54, which only display revenues and profits, and also aligns with the way we manage our business as mentioned above. Due to the nature of the percentage-of-completion method of accounting, changes in our cost of sales are typically accompanied by a corresponding change in our net sales. To the extent we have any material changes in those line items or changes in components of revenues or expenses that are material to an understanding of our results of operations, we include explanations in our discussion.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

Additional Disclosures

While we believe that our disclosures comply with the MD&A requirements as articulated above, we intend to provide additional disclosures in future filings to clarify any material changes in cost of product sales and cost of services sales. Specifically, we will clarify that due to the application of the percentage-of-completion accounting method used for 95% of our contracts, the substantial majority of changes in our cost of product sales and cost of services sales are accompanied by a corresponding change in product and services sales. Accordingly, since the reasons for material fluctuations in net sales have already been disclosed, our disclosures will focus on situations where a material change in cost does not align with the change in net sales, in addition to which segment(s) drive the changes.

To illustrate how our future filings may incorporate such additional disclosures, we have taken our first quarter 2011 Form 10-Q discussion of cost of sales and modified it to incorporate our new approach (incremental disclosures are shown in italics):

Cost of Sales

	Quarter Ended
	March 27, 2011	March 28, 2010
	(In millions, except percentages)
Cost of Sales
Cost of Product Sales	$(7,603)	$(7,453)
% of Product Sales	89.4%	89.6%
Cost of Services Sales	(1,929)	(1,811)
% of Services Sales	90.6%	89.7%
Unallocated Corporate Costs	(299)	(177)

Total	$(9,831)	$(9,441)

Cost of sales, for both products and services, consist of materials, labor, and subcontracting costs, as well as an allocation of indirect costs (overhead and general and administrative). For each of our thousands of contracts, we manage the nature and amount of costs at the contract level, which form the basis for estimating our total costs at completion of the contract. Management evaluates performance on our contracts by focusing on net sales and operating profit, and not by type or amount of operating expense. For this reason, our discussion of business segment performance focuses on net sales and operating profit. In the event a change in our operating expenses was to materially affect our consolidated results, disclosure would be made of the nature and financial impact of the expense.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

Cost of Product and Cost of Services Sales – Approximately 95% of our contracts are accounted for using the percentage-of-completion (“POC”) method of accounting. Under the POC method, we record net sales on contracts based upon our progress towards completion on a particular contract as well as our estimate of the profit to be earned at completion. The following discussion of material changes in our cost of sales should be read in tandem with our “Discussion of Business Segments” since due to the nature of POC accounting, changes in our cost of sales are typically accompanied by a corresponding change in our net sales:

Cost of Product Sales - The increase in cost of product sales of $150 million or 2% during the first quarter of 2011, as compared to the first quarter of 2010, primarily was due to higher product volume, as the percentage of cost of product sales relative to product sales has remained consistent period over period. The increase in cost of product sales primarily was attributable to increased deliveries of C-130J aircraft and activity on the F-35 low-rate initial production contracts at Aeronautics and activities on radar system programs and air defense programs, including PAC-3, at Electronic Systems. These increases were offset partially by lower cost of product sales at IS&GS, primarily due to the Decennial Response Integration System (DRIS 2010) program and lower activities on the Orion and External Tank programs at Space Systems.

Cost of Services Sales - The increase in cost of services sales of $118 million or 7% during the first quarter of 2011, as compared to the first quarter of 2010, primarily was due to higher services volume. This increase in cost of services sales primarily was attributable to increases in logistics activities at Electronic Systems, such as the Special Operations Forces Contractor Logistics Support Services (SOFCLSS) program and activities on numerous small programs at IS&GS. The approximate 1% increase in the percentage of cost of services sales relative to services sales primarily was due to volume on the SOFCLSS program, which provides a lower margin relative to other Electronic Systems programs.

Unallocated Corporate Costs - The increase in unallocated corporate costs between the first quarter of 2011 and the first quarter of 2010 primarily was due to an increase of about $120 million in the FAS/CAS pension adjustment (see “Discussion of Business Segments” for a description of this amount).

2.	With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear:

•	use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•	refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

We will continue to review the manner of presentation of our MD&A, and will consider the suggestions set forth in section III.A of FR-72 in future filings.

3.	We note your responses to our prior comments five and six related to quantifying the impacts of performance adjustments on your results and explaining why the performance adjustments occurred. Your revised disclosure states that performance adjustments in the quarter ended March 27, 2011 were comparable to those for the first quarter of 2010, but does not quantify the impact of performance adjustments or explain the underlying reasons for the adjustments. Therefore, please revise your consolidated disclosure to quantify the impacts of performance adjustments (changes in estimates) on your results and to provide an analysis of the underlying reasons for the adjustments. With regard to segment level disclosure, you should revise to provide this disclosure when performance adjustments materially impact a segment’s measure of profit. Please provide us with a copy of your intended revised disclosure.

As previously discussed in our response to comment 1 above, we account for 95% of our net sales using the POC method of accounting. When an adjustment in the estimated profit rate of a contract is required, the change from the prior profit rate is recognized in the current period for the inception-to-date effect of the change. The nature of accounting for contracts is such that refinements in the estimating process for changing conditions and new developments are continuous and characteristic of the process. Accordingly, we have noted in our MD&A discussion that this accounting method can create a lack of comparability between periods if the cumulative profit rate adjustments on our thousands of contracts in the current period are materially different than the comparable period.

Consequently, we believe that our disclosures should explain any matters materially affecting comparability between periods, rather than providing disclosures regarding a component of our total operating profit. We respectfully submit that this disclosure approach is consistent with the requirements of Instruction 4 to Item 303(a) of Regulation S-K which states “Where the consolidated financial statements reveal material changes from year to year in one or more items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole.”

Accordingly, our MD&A addresses the comparability of operating profit, consistent with the guidance summarized above as well as in the illustrations in FR-54 which states “a multi-segment registrant preparing full fiscal year MD&A should analyze revenues, profitability and the cash needs of its significant segments.” Since profit rate adjustments are a routine and recurring part of our operations, were comparable between periods, and did not affect the comparability or trends of operating profit, we respectfully submit that further disclosure was not required in our MD&A. We have provided, and will continue to provide disclosure when there are material changes affecting comparability, whether at the consolidated level or for a particular segment or when we believe the additional disclosure is necessary to an understanding of our results of operations.

Environmental Matters, page 79

4.	We note your response to our prior comment seven in regard to how you concluded that environmental receivables totaling $810 million at December 31, 2010 were probable of recovery. During a follow up telephone conversation, you indicated your belief that a significant portion (approximately 40 percent) of these receivables would be recoverable through future fixed price contracts, that such environmental costs would be incorporated in contract pricing during negotiations, and that the forward pricing mechanism for fixed price contracts include environmental cost estimates. Please specifically confirm whether the above is correct and whether the environmental cost estimates included in the forward pricing mechanism for fixed price contracts are for past costs (those already recognized, whether or not yet paid) or estimates of future costs (costs not yet recognized).

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

As previously discussed, we recognized our environmental receivables in accordance with the guidance in paragraph
410-30-35-8 of ASC Subtopic 410-30, Asset Retirement and Environmental Obligations - Environmental Obligations, as the criteria for recognition had been met, regardless of contract type. We confirm your comments above are correct and consistent with our telephone conversation. We also confirm that the environmental cost estimates included in the forward pricing mechanism are the allowable costs already recognized in our liability, whether or not yet paid.

5.	Refer to prior comment seven. Please disclose your policy for evaluating the recoverability of the asset recorded for environmental costs expected to be recovered through the pricing of future products and services, as well as any other material costs that have been deferred.

Beginning with our second quarter 2011 Form 10-Q, we will enhance our disclosures regarding our policy for evaluating the recoverability of environmental receivables, as shown in our revised footnote disclosure below (incremental disclosures are shown in italics):

“A substantial portion of environmental costs will be included in our net sales and cost of sales in future periods pursuant to U.S. Government regulations. At the time a liability is recorded for future environmental costs, we record an asset for estimated future recovery considered probable through the pricing of products and services to agencies of the U.S. Government, regardless of the contract form (e.g., cost-reimbursable, fixed price). We continuously evaluate the recoverability of our environmental receivables by assessing, among other factors, U.S. Government regulations, our U.S. Government business base and contract mix, and our history of receiving reimbursement of such costs. We include the portion of those environmental costs expected to be allocated to our non-U.S. Government contracts, or that is determined to be unallowable for pricing under U.S. Government contracts, in our cost of sales at the time the liability is established.”

We have no other material non-current costs that have been deferred, although certain current amounts have been deferred, such as amounts for prepaid expenses. If we were to defer material non-current costs, we will disclose our policy for evaluating the recoverability of such amounts.

* * * *

Ms. Lauren Nguyen

United States Securities and Exchange Commission

May 27, 2011

If you have any questions or further comments, please contact the undersigned at (301) 897-6764, or David A. Dedman, Vice President and Associate General Counsel, at (301) 897-6177.

Sincerely,

/s/ Christopher J. Gregoire

Christopher J. Gregoire
Vice President and Controller

cc:	Mr. Patrick Kuhn Mr. Lyn Shenk Ms. Tonya Bryan